United States securities and exchange commission logo





                              February 22, 2021

       Michael Klein
       Chief Executive Officer
       Churchill Capital Corp II
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: Churchill Capital
Corp II
                                                            Registration
Statement on Form S-4
                                                            Filed January 25,
2021
                                                            File No. 333-252365

       Dear Mr. Klein:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed on January 25, 2021

       Questions and Answers
       I am a Churchill Warrant Holder. What Do I Need to Know?, page viii

   1. Please clarify the effect on warrant holders if unit holders elect to redeem their Class A common stock. For
example, if a unit holder elects to redeem their Class A common shares, they will
continue to hold the Churchill warrants unless they sell or exercise the public warrants.
       Do I Have Redemption Rights?, page ix

   2. Please consider adding a Q&A that estimates the maximum number of redemptions that would be allowable for
the Skillsoft Merger to still proceed. We note that in the table on page 23, you estimate
approximately 52,842,000 public shares of Class A common stock
 Michael Klein
FirstName  LastNameMichael  Klein
Churchill Capital Corp II
Comapany22,
February   NameChurchill
             2021         Capital Corp II
February
Page 2 22, 2021 Page 2
FirstName LastName
         not being redeemed out of the 69 million public Class A shares outstanding in a
            Maximum Redemption    scenario. Please clarify how you calculated
this figure and
         whether the Skillsoft Merger may still proceed through alternative financing arrangements if redemptions exceed 16,158,000 shares of Class A common stock.
How Does the Sponsor Intend to Vote on the Proposals?, page x

3. In light of the fact that the SPAC Sponsor has agreed to vote its shares of common stock to approve the merger and related proposals, please clarify the minimum percentage of non-affiliated public shares that would need approve the merger by majority vote.
Summary, page 1

4. Please briefly describe various lock-up agreements that your stockholders will be subject to on a post-combination basis.
5. Please clarify the affiliation of your director Mark Klein with the SuRo PIPE investment and proposal. Further, please clarify the relationship of Mark Klein with your CEO
         Michael Klein. Also, please explain why NYSE rules would require stockholder approval of the issuance of 1 million shares of Churchill Class A common stock to SuRo.
6. Please briefly discuss the role of the Klein Group as your financial advisor and its affiliation with your CEO Michael Klein. We note that the Klein Group will receive a contingent $4 million fee and 2% of the funds raised through the PIPE investments.
         Further, please clarify the role of the Klein Group in assessing the valuation of Skillsoft and Global Knowledge and whether a risk factor is necessary to discuss any conflicts of interest.
7. In your description of the Prosus PIPE investment, please clarify how the level of redemptions will affect the size of the Second Step Prosus Investment. We note that on pages 22 and 23, you provide tables that show the PIPE investors will own up to 46% of the beneficial ownership of Churchill. It is unclear how the 35% beneficial ownership limitation applies to the Skillsoft Merger and the level of SPAC redemptions, as the tables also show the same amount of PIPE shares in both a no and maximum redemption scenarios. Further, you indicate that Prosus has already exercised the option for the
         Second Step Prosus Investment in November 2020, so please clarify the purpose of the table on page 23 that omits the Second Step Prosus Investment.
Risk Factors
We may not be able to complete the PIPE Investments in connection with the Merger and the
Global Knowledge Merger, page 53

8. You reference the need to receive regulatory approvals for both the Skillsoft Merger, the
         Global Knowledge Merger, and your PIPE investments, including from the Committee on
         Foreign Investment in the United States (   CFIUS   ) and from the
Defense Production Act.
         Please clarify why these regulatory reviews are necessary by the CFIUS or pursuant to the
 Michael Klein
Churchill Capital Corp II
February 22, 2021
Page 3
         Defense Production Act. Explain how the mergers or PIPE investments relates to this regulatory environment given that Skillsoft and Global Knowledge would be acquired by a Delaware corporation through the merger transactions.
The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum ..., page 60

9. Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Unaudited Pro Forma Condensed Combined Financial Information, page 62

10. We note the predominate factors that you considered in determining the Merger will be considered a business combination and will be accounted for using the acquisition method of accounting, whereby Churchill has been determined to be the accounting acquirer.
         Please provide your analysis that supports your accounting acquirer conclusion under the maximum redemption scenario.
Description of the Minimum and Maximum Allowable Redemptions Scenarios, page 66

11. Please clarify your statement regarding the estimated maximum number of redemptions assuming that the Available Cash Condition set forth in the Skillsoft Merger Agreement is satisfied, and assuming no cash of Skillsoft or Churchill (other than PIPE Investment proceeds) is available for the payment of redemptions. In this respect, it is unclear why your estimated maximum redemptions does not assume some cash from Churchill since the PIPE Investment proceeds in connection with the Skillsoft Merger appear to be approximately $510.0 million, which is less than the aggregate payment of approximately
         $563.3 million. We also note similar disclosures on page 68 of the filing.
Description of the Merger and Global Knowledge Merger, page 67

12. You disclose in this section and in your pro forma adjustments that in accordance with the
       Global Knowledge RSA, in conjunction with the acquisition of Global Knowledge, cash payments totaling $171.5 million and new term loans with aggregate principal amounts of
       $70.0 million will be paid to Global Knowledge   s existing creditors.
Please reconcile the
       amount of cash payments with your disclosures on page 14 that indicate that the First Lien
FirstName LastNameMichael Klein
       Lenders will receive (i) $143.5 million of cash and (ii) $50 million in aggregate principal
Comapany   NameChurchill
       amount  of new term,Capital
                             and (b)Corp  II
                                     the Second  Lien Lenders will receive (i)
$12.5 million of
       cash
February 22,and (ii)Page
             2021    $20 million
                         3       in aggregate principal amount of new term
loans.
FirstName LastName
 Michael Klein
FirstName  LastNameMichael  Klein
Churchill Capital Corp II
Comapany22,
February   NameChurchill
             2021         Capital Corp II
February
Page 4 22, 2021 Page 4
FirstName LastName

Note 9. Pro forma Combined Financial Information reflecting only the First Step Prosus
Investment, page 89

13. Please revise to disclose the estimated number of public stockholders holding shares of
         Churchill Class A common stock that will exercise their redemption rights under the maximum redemption scenario. Revise to more clearly explain how you calculated the cash and weighted average Class A shares outstanding adjustments to reflect the First Step
         Prosus investment only under the Maximum Redemptions scenario. Information About Skillsoft, page 134

14.      Please provide more detail regarding Skillsoft   s content providers,
including any revenue
         sharing or licensing arrangements. Please clarify if Skillsoft has any material sources for content, either individual providers or types of providers.
Skillsoft   s Management's Discussion and Analysis of Financial Condition and
Results of
Operations
Results of Operations     For the Nine Months Ended October 31, 2020 and 2019,
page 157

15. You disclose on page F-19 that the expected cash flows for the period 2021 to 2023 with a terminal value were based upon certain financial projections and assumptions provided to the Bankruptcy Court and reflected assumptions regarding growth and margin projections, as applicable, which included expected declines in revenue in fiscals years 2021 and 2022 and a return to growth in fiscal year 2023. Please revise your disclosures in this section to clarify that you also expect the trend of revenue declines to continue into fiscal year 2022.
         We refer you to Section III.B of SEC Release 33-8350.
16. Please explain why your software maintenance revenues are significantly more than your perpetual and term-based software license revenues for each period presented. In this regard, discuss this trend as it appears that legacy customers are not renewing the maintenance agreements nor are new customers replacing those that were lost.
17. Please separately disclose the number of customers that subscribe to Skillport, Percipio and Dual Deployment for each reporting period presented. In addition, disclose and analysis the revenue recognized from each of these categories. Liquidity and Capital Resources, page 170

18. Your disclosures indicate that you anticipate that you will have sufficient internal and external sources of liquidity to fund operations and anticipated working capital and other expected cash needs for at least the next 12 months as well as for the foreseeable future.
         Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. In addition, revise to provide similar liquidity and capital resource disclosures for Global Knowledge. We refer you to Item 303(a) of Regulation S-K and Section IV of SEC Release 33-8350.
 Michael Klein
Churchill Capital Corp II
February 22, 2021
Page 5
Security Ownership of Certain Beneficial Owners and Management, page 184

19. Please provide a pre-merger beneficial ownership table for Skillsoft, and clarify the voting rights for both of its Class A and Class B shares of common stock.
20. Please provide the natural person(s) that hold voting and/or investment power over the shares that will be owned by Prosus (i.e. MIH Ventures B.V.). Management of the Post-Combination Company After the Merger, page 187

21. Please clarify if the initial board that will be voted upon in Proposal number 6 will include board members designated or nominated by the Sponsor, Prosus, or Skillsoft investors. If so, please identify such board nominees and how they were chosen. Further, please clarify whether you will identify your post-combination executive team beyond Mr. Tarr on a pre-effective basis.
Certain Unaudited Prospective Financial Information, page 216

22. Please explain why you were unable to obtain estimated adjusted levered free cash flow projections for Skillsoft for 2021 and for New Skillsoft for 2020 and 2021. Clarify if the
         lack of this information materially affected your valuation analyses described on pages
         218 and 219. Further, we note that Churchill management revised the financial projections from Skillsoft and Global Knowledge to be more conservative. Please quantify these revisions and provide a more detailed explanation as to why they were revised, including any reasons such as recent trends or developments. Background of the Transactions, page 219

23. Your background of the transactions description focuses on your meeting, discussions and negotiations relating to the Skillsoft and Global Knowledge mergers. Please briefly discuss any material meetings, discussions, or negotiations that your management held with other persons related to alternative business combination candidates.
Audited Consolidated Financial Statements of Pointwell Limited
Notes to Consolidated Financial Statements.
Note (2) Summary of Significant Accounting Policies
Note (j) Content and Software Development Expenses, page F-48

24. You disclose that the Company enters into agreements with content providers for published content. Please help us better understand why you expense these costs to research and development in proportion to services being completed as
the Company   s
FirstName LastNameMichael Klein
       course content is frequently being updated. Explain why you do not capitalize the
Comapany    NameChurchill
       published            Capitalfrom
                  content acquired  Corpcontent
                                         II     providers. Describe how you
account for
       internally
February  22, 2021developed
                   Page 5 content. We refer you to ASC 350-30.
FirstName LastName
 Michael Klein
FirstName  LastNameMichael  Klein
Churchill Capital Corp II
Comapany22,
February   NameChurchill
             2021         Capital Corp II
February
Page 6 22, 2021 Page 6
FirstName LastName
Note (3) Revenue, page F-53

25. We note that you rely on third parties to provide you with learning content and subject matter expertise, and have content production relationships with third parties for your courses and learning content. Please describe the royalty payment terms and other economic conditions of associated with these license arrangements. Tell us the amount of revenues and fees paid to content providers with respect to these arrangements for each period presented. Provide us your analysis of principal versus agent considerations for these arrangements. We refer you to ASC 606-10-55-36 through 55-40. Disaggregated Revenue and Geography Information, page F-54

26. We note from your disclosures on page 164 that the increase in professional services revenue was largely attributable to the adoption of ASC 606 on February 1, 2020. Please clarify the date of adoption as it appears the date should be February 1, 2019. In addition, tell us and disclose how the adoption of ASC 606 changed how you allocate discounts between contractual elements. In this regard, clarify why this impact is not disclosed as an adjustment due to adopting ASC 606 (see your page F-51).
Note (21) Subsequent Events
COVID-19 Impact, page F-74

27.      You disclose that some of the Company   s customers in heavily
impacted industries have
         sought to temporarily reduce spending, resulting in requests for contract holidays, reductions in contract size and extended payment terms. Please revise your revenue recognition policy to disclose how you account for contract holidays, reductions in contract size and extended payment terms.
 Michael Klein
FirstName  LastNameMichael  Klein
Churchill Capital Corp II
Comapany22,
February   NameChurchill
             2021         Capital Corp II
February
Page 7 22, 2021 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Raphael M. Russo, Esq.